Annual Report

Cover Page

Name of issuer:

Saint Norma Jean Productions LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: UT

Date of organization: 5/26/2023

Physical address of issuer:

2116 South 900 East Bountiful
Bountiful UT 84010

Website of issuer:

https://www.snjproductions.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,106.00	$80,950.00
Cash & Cash Equivalents:	$1,106.00	$80,950.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$1,106.00	$80,950.00
Non-Current Liabilities:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($323,963.00)	($1,880.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate,

incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Saint Norma Jean Productions LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Aurora Florence	Actress	Self-employed	2023
Jeff Dickamore	Executive Administrative Assistant	BENlabs	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Aurora Florence	Creator and Director	2023
Jeff Dickamore	Creator and Director	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5,

the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Jeff Dickamore	Membership Interests	50.0
Aurora Florence	Membership Interests	50.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the

Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> We project needing at least $300,000 to complete production of the film, which is significantly above our minimum target for this raise ($50,000). If we have a successful raise and close on funds above $50,000 but below $300,000, there is no guarantee that we will be able to secure enough funds outside of Wefunder to complete production.
>
> Competition: The entertainment industry is highly competitive, and the Company faces competition from established and emerging companies that create and distribute similar content. Increased competition may negatively impact the Company's market share and financial performance
>
> Dependence on Third-Party Partners: The Company relies on third-party partners for the development, production, and distribution of its content. The failure of these third-party partners to perform their obligations may result in delays, cost overruns, or lower-quality content

overruns, or lower-quality content.

Market Risks: The entertainment industry is subject to changes in consumer preferences and technological advances, which may lead to decreased demand for the Company's content or render its distribution methods obsolete.

Financial Risks: The Company's financial performance is subject to various risks, including fluctuations in revenues, changes in operating costs, foreign exchange rate fluctuations, interest rate fluctuations, and the availability of financing. These risks may affect the Company's profitability and liquidity.

The creation of a film is tied to external forces outside of the control of the company, including, but not limited to, weather, terrorist attacks, and labor strikes. Events of this nature could have an impact on both the timeline of the project and overall budget. Extreme cases may make it impossible to complete the project.

Limited operating history - the company has been in existence for a very short period of time, and is subject to all the risks incident to the creation and development of a new business, including the absence of a history of operations and minimal net worth. Furthermore, the company has not produced or distributed a full-length motion picture. The company and the managers have, and will continue to, endeavor to employ or otherwise retain the services of those persons with the skills necessary to successfully produce and distribute a full-length feature film, but no assurances can be given that they will be successful in these efforts.

Working capital requirements and the potential need for additional financing -there is no assurance that unforeseen events will not occur, resulting in the need to raise additional funds beyond what the company and the managers project. Furthermore, companies with limited operating histories, such as the company and the managers, do not always use capital in the most efficient manner. Thus, the company and the managers may need to raise additional capital to fund future operations and to satisfy future capital requirements of the company. The failure to raise any additional needed funds could have a material adverse effect on the company and the managers. In addition, it is anticipated that raising additional funds will result in additional dilution of each offeree's investment

in additional dilution of each offeree's investment. Subject to the terms of the agreement, though the company and the managers do not anticipate that additional financing will need to be obtained, there can be no assurance that additional capital will not be needed.

Long-term project - the production and distribution of a motion picture involves the passage of a significant amount of time. Pre-production on a picture may extend for two to three months or more. Principal photography may extend for several weeks or more. Post-production may extend for three to four months or more. Distribution and exhibition of motion pictures generally and of the picture may continue for years before gross proceeds or net proceeds (as defined herein) may be generated, if at all.

The outbreak of Corona Virus Disease 2019 (COVID-19), and any future resurgences of COVID-19, could cause disruptions to the Company's business and operations. Some jurisdictions, including those where the Company plans to operate, have issued directives for the general public to engage in social distancing when outside of the home. The Company could experience a reduction in customers and/or a reduction in its workforce based on any such statewide or local orders. While such orders are in effect, the Company may be required to modify its operations to conform to governmental directives (such as social distancing).

The value of a publishing brand relies heavily on products that require a large amount of upfront cost, such as films. As such, there may not be funding for such productions that would help bring the company to explosive growth, causing growth to stagnate for a period of time.

We cannot guarantee we will be successful in producing, distributing, selling, commercializing or exploiting our film, or any products created in connection therewith, or that if we are able to do so, that we will make a profit.

No assurance can be given that we will be successful in producing, distributing, selling, commercializing or exploiting any film, or any products created in connection therewith, to our targeted markets. Further, even if we do so, no assurance can be given that we will generate a

profit from such sales. If we cannot generate a profit, we will have to suspend or cease operations and any investor in the Company may lose their entire investment.

We may not be able to implement our strategies of entering into the film production business effectively or at all.

Our growth strategy depends on our ability to successfully develop film content by leveraging the talents of artistic personnel, their experience with film production. As a company, however, we have not invested capital in the production or distribution of film content. Entry into such production business presents significant challenges and subjects our business to significant risks, including those risks set forth below. The inability to successfully manage these challenges could adversely affect our potential success in the production business with respect to film. Such failures would significantly limit our ability to grow our business.

Our successful entry into the film production business faces various risks and challenges, including:

• the success of our film production business will be primarily dependent on audience acceptance of our content, which is extremely difficult to predict;

• the production and marketing of film content is capital-intensive and our capacity to generate cash from our films may be insufficient to meet our anticipated capital requirements;

• delays and increased expenditures due to creative problems, technical difficulties, talent availability, accidents, natural disasters or other events beyond the control of the production companies and distributors;

• the entrance of additional filmmakers into the film market may result in increased competition;

• the costs of producing and marketing film content have steadily increased and may increase in the future, which may make it more difficult for us to generate a profit or compete against other content creators; and

- the profitable distribution of film content depends in large part on the availability of one or more capable distributors who are able to arrange for appropriate advertising and promotion, proper release dates, and any decision by those distributors not to distribute or promote our film content which we may produce or to promote competitors' content to a greater extent than they promote ours, or our inability to enter into profitable distribution arrangements with such distributors, could have an adverse effect on our proposed production business.

A substantial part of our business relies upon the success and popularity of film content. If other forms of entertainment prove to be more attractive to consumers than such content, our growth and operating results could be harmed.

A substantial part of our business relies on the popularity of film content. If other forms of content, or other entertainment with which film content compete for consumers' leisure time and disposable income, such as conventional motion pictures, television, digital streaming services, concerts, amusement parks and sporting events, become more popular than film content, our business and operating results could be harmed.

We cannot predict the effect that rapid technological change may have on our business or industry.

The entertainment industry in general is rapidly evolving, primarily due to technological developments. The rapid growth of technology and shifting consumer tastes prevent us from being able to accurately predict the overall effect that technological growth may have on our potential revenue and profitability. Furthermore, we must ensure that our production environment integrates the latest tools and techniques developed in the industry. This requires us to either develop these capabilities by upgrading our own software, which can result in substantial research and development costs and substantial capital expenditures for new equipment, or to purchase third-party licenses, which can result in significant expenditures. In the event we seek to obtain third-party licenses, we cannot guarantee that they will be available or, once obtained, will continue to be available on commercially reasonable terms, or at all. If we are

commercially reasonable terms, or at all. If we are unable to develop and effectively market new technologies that adequately or competitively address the needs of these changing industries, it could have an adverse effect on our business and growth prospects.

We expect to face intense competition.

Our film will compete with a variety of other programs, including on traditional networks and other micro-niche content providers. All of our competitors have greater financial resources, greater public and industry recognition and broader marketing capabilities than us. In addition, the market in which we operate is characterized by numerous small companies, with whose products we may be unfamiliar with, and which may be in direct competition with our products. Our inability to adequately compete with our competitors regardless of their respective size, may result in lost sales and will affect our overall profitability.

If we fail to effectively and efficiently advertise, the growth of our business may be compromised.

The future growth and profitability of our business will be dependent in part on the effectiveness and efficiency of our advertising and promotional expenditures, including our ability to (i) create greater awareness of our products, (ii) determine the appropriate creative message and media mix for future advertising expenditures, and (iii) effectively manage advertising and promotional costs in order to maintain acceptable operating margins. There can be no assurance that we will experience benefits from advertising and promotional expenditures in the future. In addition, no assurance can be given that our planned advertising and promotional expenditures will result in increased revenues, will generate levels of service and name awareness or that we will be able to manage such advertising and promotional expenditures on a cost-effective basis.

Film content piracy may affect our ability to maximize our revenues.

Film content piracy is extensive in many parts of the world. We presently lack the resources to effectively monitor the progress and efforts made by various countries to limit or prevent piracy. In the past, various trade associations have enacted

voluntary embargoes on content exports to certain countries in order to pressure the governments of those countries to become more aggressive in preventing piracy. In addition, the U.S. government has publicly considered implementing trade sanctions against specific countries which, in the opinion of the U.S. government, do not prevent copyright infringement of U.S.-produced content; however, future voluntary industry embargoes or U.S. government trade sanctions may not be enacted. If enacted, such trade sanctions could impact the amount of revenue that we realize from the international exploitation of our content, depending upon the countries subject to such action and the duration of such action. If embargoes or sanctions are not enacted or if other measures are not taken, we may lose an indeterminate amount of additional revenue as a result of piracy.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Jeff Florence and Aurora Florence are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities   Securities

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights

This is an LLC with no issued units.

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	_____
Options:	_____

24. Describe the material terms of any indebtedness of the issuer:

   None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
4/2024	Section 4(a)(2)		$75,000	General operations
4/2024	Regulation Crowdfunding		$82,830	General operations
7/2024	Section 4(a)(2)		$177,500	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

   1. any director or officer of the issuer;
   2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the

issuer's outstanding voting equity securities, calculated on the basis of voting power;

3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;

4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☐ Yes
☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and

analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Empower award-winning filmmakers to change the entertainment industry

Milestones

Saint Norma Jean Productions LLC was organized in the State of Utah in May 2023.

Since then, we have:

- A romantic comedy about a young widow and widower who meet the day of their spouses' funerals

- Our goal is to raise $800k through crowdfunding in order to secure top talent.

- Award-winning filmmakers - Austin Film Festival's Screenwriters to Watch List

- Previously worked with Imagine Dragons, MarVista, Tubi, Le Cours Florent, and more

- A low budget genre film with high return potential (ROA not guaranteed)

- Diversity goals for cast and crew & better working hours for all

- Supplementing budget via seamless brand integrations and product placement

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was organized in May 2023 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2024, the Company had revenues of $0 compared to the year ended December 31, 2023, when the Company had revenues of $0.

- *Assets.* As of December 31, 2024, the Company had total assets of $1,106, including $1,106 in cash. As of December 31, 2023, the Company had $80,950 in total assets, including $80,950 in cash.

- *Net Income.* The Company has had net losses of $323,963 and net losses of $1,880 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.

- *Liabilities.* The Company's liabilities totaled $1,106 for the fiscal year ended December 31, 2024 and $80,950 for the fiscal year ended December 31, 2023.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 1 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 1 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Saint Norma Jean Productions LLC cash in hand is $41,596.45, as of April 2025. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $500/month, for an average burn rate of $500 per month. Our

for an average burn rate of $500 per month. Our intent is to be profitable in 24 months.

We received the film incentive from the Utah Film Commission and now have the funding to move forward with post-production to complete the film.

We will spend the bulk of our remaining funds (the Utah Film Incentive Cash Rebate) to finish the film and begin submitting it to film festivals.

As we wrap up post production on the film, we will begin submitting it to festivals and sending it out to potential buyers/distributors. The feedback we have been receiving from industry professionals gives us confidence that the film is of a competitive quality to be sold.

Following the close of our WeFunder campaign, we were able to secure a few more investors on the same terms. Additionally, we also received a cash rebate of 20% of qualified spend from the Utah Film Commission.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Aurora Florence, certify that:

I, Aurora Florence, certify that:

(1) the financial statements of Saint Norma Jean Productions LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of Saint Norma Jean Productions LLC included in this Form reflects accurately the information reported on the tax return for Saint Norma Jean Productions LLC filed for the most recently completed fiscal year.

Aurora Florence
~~Creator and Director~~

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the

Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.snjproductions.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Aurora Florence
Aurora Florence
Jeff Dickamore

Appendix E: Supporting Documents

Signed_Operating_Agreement_-

_Too_Soon.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    Saint Norma Jean Productions LLC Funding Agreement 2023

Appendix C: Financial Statements

    Financials 1

Appendix D: Director & Officer Work History

    Aurora Florence

    Aurora Florence

    Jeff Dickamore

Appendix E: Supporting Documents

    Signed_Operating_Agreement_-_Too_Soon.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Saint Norma Jean Productions LLC

By

Aurora Florence

Creator and Director

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Aurora Florence

Creator and Director
4/28/2025

Jeffrey Dickamore

Creator and Director
4/28/2025

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to

irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.